UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule

12b3-2(b): 82-_________.

Entry into Material Definitive Agreement

In June 2007, Yunnan Feishang Mining Development Co. Ltd. (“Yunnan Feishang”) was formed as an indirect wholly-owned subsidiary of the Company.

On September 10, 2007, Yunnan Feishang entered into a Founder Shareholders Agreement with Hainan Jindi Industry Corporation (“Hainan Jindi”), Yangpu Fengyu Industry Development Co., Ltd. (“Yangpu Fengyu”) and six individual residents of the People’s Republic of China (“PRC”), to form Hainan Nonferrous Metal Mining Co., Ltd. (“Hainan Nonferrous”) as a stock company under the laws of the PRC.  Hainan Jindi, a state-owned enterprise, is a subsidiary of the Hainan Bureau of Geological Exploration, and Yunnan Feishang understands that the six individual PRC residents are members of management of Hainan Jindi.  Yangpu Fengyu is the nominee of Yunnan Feishang.

Hainan Nonferrous will be formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC.  It is expected that Hainan Nonferrous will acquire certain exploration rights to nonferrous metals from Hainan Jindi.  No exploration or mining rights have yet been acquired.

The Founder Shareholders Agreement provides that total capital contributions of RMB68,000,000 (US$8,935,611) will be made by the founders to Hainan Nonferrous, as follows: Hainan Jindi is to contribute 40%, Yunnan Feishang is to contribute 30%, Yangpu Fengyu is contribute 18% and the six individuals are to contribute a total of 12%.  Ownership of Hainan Nonferrous will correspond to the relative capital contributed by each party.  The interest of Yangpu Fengyu, as nominee, is beneficially owned by Yunnan Feishang.  The capital contributions are to be completed on or before October 10, 2007.

The Founder Shareholders Agreement provides that the board of directors of Hainan Nonferrous will consist of seven members, three of which will be designated by Hainan Jindi, three by Yunnan Feishang and one by the individual shareholders, as a group. Hainan Jindi has the right to designate the Chairman of Hainan Nonferrous, as well as its general manager, who will be responsible for the day-to-day operations of Hainan Nonferrous.  Therefore, Hainan Jindi will control the day-to-day operations of Hainan Nonferrous.  Inasmuch as the Company owns less than 50% of Hainan Nonferrous and it does not have sufficient voting power to control the board of directors, the Company expects to account for its interest in Hainan Nonferrous as an associated company.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB7.61 quoted by the People’s Bank of China as at June 30, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

This report includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit No.	Description

99.1	Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co., Ltd. dated September 10, 2007 (English translation of original Chinese version)
99.2	Trust Agreement of Shareholding dated September 5, 2007 (English translation of original Chinese version)
99.3	Press release dated September 18, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 18, 2007	By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co., Ltd. dated September 10, 2007 (English translation of original Chinese version)
99.2	Trust Agreement of Shareholding dated September 5, 2007 (English translation of original Chinese version)
99.3	Press release dated September 18, 2007